NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium names Mike Frank as President of Agrium Retail

August 22, 2017

Calgary, Alberta — Agrium Inc. (TSX and NYSE: AGU) is pleased to announce today that Mike Frank has accepted the position of President of Agrium Retail, effective September 18, 2017. Mr. Frank comes to Agrium from Monsanto where he has held a wide variety of senior positions with the company.

As President of Retail, Mr. Frank will be responsible for all of Agrium’s global Retail operations, including Crop Production Services in North America, Landmark in Australia and our South American retail operations. In this role, Mike will implement our vision of profitably growing the retail business, ensuring operational excellence; and increasing organizational capability.

“We are very excited to welcome Mike to Agrium. With almost three decades of experience in agriculture, he is very well known and highly respected across the crop input industry.” said Chuck Magro, President and Chief Executive Officer. “Mike has a clear mandate to grow our Retail business. He is an exceptional people leader and I look forward to working with him to continue to develop and grow our talent and business to ensure we remain the leading provider of crop inputs and solutions for our global farm customers.”

Mr. Frank was most recently the lead Monsanto senior executive planning the pending integration with Bayer. Immediately prior to that, he was the Senior VP and Chief Commercial Officer of Monsanto’s global business. He has also held Vice President roles across a number of divisions within Monsanto, including Global Manufacturing, Supply Chain operations, Crop Protection Business and Global Product Strategy. Mike also held the position of Vice President of International Commercial operations and was President of Monsanto China. During his career he has acquired extensive experience and understanding related to supply chain and geographic distribution channels, digital commerce strategies, cultural & digital transformation and effective implementation of acquisitions and mergers.

Mr. Frank has been on the boards of CropLife International and CropLife America, as well as World Trade Center St. Louis. He holds an agricultural engineering degree from the University of Saskatchewan and an MBA from Northwestern University.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com